UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Jackson Hewitt Tax Service Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

468202 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,430,026 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,430,026 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,026 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 468202106

1	NAME OF REPORTING PERSONS. Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 468202106

1	NAME OF REPORTING PERSONS. Dennis A. Johnson, CFA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0*
8 SHARED VOTING POWER 0*
9 SOLE DISPOSITIVE POWER 0*
10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 468202106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,430,026 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,430,026 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,026 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 468202106

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,430,026 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,430,026 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,026 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

This statement amends the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated November 15, 2007, Amendment No. 2, dated December 7, 2007, Amendment No. 3, dated April 15, 2008, Amendment No. 4, dated October 3, 2008, Amendment No. 5, dated October 14, 2008, Amendment No. 6, dated December 3, 2008, Amendment No. 7, dated January 12, 2009, Amendment No. 8, dated May 12, 2009, Amendment No. 9, dated June 25, 2009, Amendment No. 10, dated July 2, 2009 and Amendment No. 11, dated August 26, 2009 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners”), Stanley P. Gold, an individual, and Dennis A. Johnson, CFA, an individual, with respect to Common Stock, $0.01 par value per share (“Common Shares”), of Jackson Hewitt Tax Service Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 4.	Purpose of Transaction.

SAVF has disposed of an aggregate of 313,851 Common Shares on the dates and at the prices set forth on the Schedule of Transactions attached hereto as Exhibit 13 and incorporated by reference herein. All sales by SAVF were made in the open market on the New York Stock Exchange. As a result of such dispositions, SAVF now owns 1,430,026 Common Shares, representing approximately 4.97% of the issued and outstanding Common Shares.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF is the owner of 1,430,026 Common Shares. These shares represent approximately 4.97% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of SAVF. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Dennis A. Johnson, Shamrock Partners, the General Partner or SAVF.

Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners and the portfolio manager of SAVF, and as such has primary responsibility for the portfolio investment decisions relating to SAVF. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Stanley P. Gold, Shamrock Partners, the General Partner or SAVF.

As the general partner of SAVF, the General Partner may be deemed to beneficially own the 1,430,026 Common Shares owned by SAVF, constituting approximately 4.97% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,430,026 Common Shares owned by SAVF. Shamrock Partners has sole voting and dispositive power with respect to the 1,430,026 Common Shares owned by SAVF by virtue of its authority to vote and dispose of such Common Shares.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assume that 28,783,120 Common Shares were outstanding as of November 30, 2009, based on the information contained in the Company’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on September 3, 2009.

(c) During the preceding 60 days, SAVF effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 13 and incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange. Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in the Common Shares during the preceding 60 days.

(d) Not applicable.

(e) On November 30, 2009, SAVF ceased to be the beneficial owner of more than 5% of the issued and outstanding Common Shares of the Company. The reporting obligations of the Reporting Persons with respect to the Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder have terminated.

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit 13	—	Schedule of Transactions

	—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 11 to Amendment No. 10 to the Schedule 13D relating to the Common Shares of the Company, filed July 6, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)

	—	Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 10 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson, CFA

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson, CFA
Title:	Vice President

Exhibit Index

Exhibit 13	—	Schedule of Transactions

	—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 11 to Amendment No. 10 to the Schedule 13D relating to the Common Shares of the Company, filed July 6, 2009 by the Reporting Persons with the United States Securities and Exchange Commission)

	—	Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 10 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)